October 21, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:          The Phoenix Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
File No. 001-16517

Dear Mr. Rosenberg,

The Phoenix Companies, Inc. (the “Company”) submits this letter in response to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 23, 2011 (the “Comment Letter”), addressed to the Company and relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). We have responded herein to the Staff’s comments and questions regarding certain disclosures contained in the Form 10-K and have provided disclosures that we propose to include in appropriate future Company filings with the Commission in response thereto.

For your convenience, the numbered paragraphs in this letter correspond to the numbered comments set forth in the Comment Letter and, where appropriate, include the disclosure that will be added to appropriate future Company filings with the Commission. Page references in the text of this letter correspond to the referenced page of the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Deferred Policy Acquisition Costs, page 27

1.
We note that you have recorded unlocking adjustments in each of the past three fiscal years. Please provide us proposed disclosure to be included in future periodic reports of the reasonably likely changes in your deferred policy acquisition cost amortization estimate and its underlying assumptions, as contemplated by the penultimate paragraph of Section 501.14 of the Financial Reporting Codification.

RESPONSE:  In response to the Staff’s comment, the Company will enhance the disclosures regarding our comprehensive annual review of assumptions that we perform in addition to our quarterly reviews that may impact the future gross profit projections that are used to calculate our amortization of deferred policy acquisition costs (“DAC”), with an emphasis on those assumptions that are most likely to have an impact based on the Company’s experience. We will include the revised disclosures in our interim and annual financial statements, as appropriate. Following is an example of the proposed disclosure (using December 31, 2010 data):

Expanded Disclosure:

Deferred Policy Acquisition Costs

We amortize deferred policy acquisition costs based on the related policy’s classification. For individual participating life insurance policies, deferred policy acquisition costs are amortized in proportion to estimated gross margins. For universal life, variable universal life and accumulation annuities, deferred policy acquisition costs are amortized in proportion to estimated gross profits (“EGPs”). Policies may be surrendered for value or exchanged for a different one of our products (internal replacement). The deferred policy acquisition cost balance associated with the replaced or surrendered policies is adjusted to reflect these surrenders. In addition, an offset to deferred policy acquisition costs and accumulated other comprehensive income is recorded each period for unrealized gains or losses on securities classified as available-for-sale as if they had been realized, an adjustment to deferred policy acquisition costs amortized using gross profits or gross margins would result.

The projection of EGPs requires the use of extensive actuarial assumptions, estimates and judgments about the future. Future EGPs are generally projected on a policy by policy basis for the estimated lives of the contracts. Assumptions are set separately for each product and are reviewed regularly based on our current best estimates of future events. The following table summarizes the most significant assumptions used in the categories set forth below:

Significant Assumption	Product	Explanation and derivation
Separate account investment return	Variable Annuities (6% long-term return assumption) Variable Universal Life (6.9% long-term return assumption)
Separate account return assumptions are derived from the long-term returns observed in the asset classes in which the separate accounts are invested, reduced by fund fees and mortality and expense charges. Short-term deviations from the long-term expectations are expected to revert to the long-term assumption over five years.

Interest rates and default rates	Fixed and Indexed Annuities Universal Life Closed Block
Investment returns are based on the current yields and maturities of our fixed income portfolio, combined with expected reinvestment rates given current market interest rates. Reinvestment rates are assumed to revert to long-term rates implied by the forward yield curve and long-term default rates. Contractually permitted future changes in credited rates are assumed to help support investment margins.

Mortality / longevity	Universal Life Variable Universal Life Immediate Annuities Indexed Annuities
Mortality assumptions are based on Company experience over a rolling 5 year period, plus supplemental data from industry sources and trends. These assumptions vary by issue age, sex, underwriting class, and policy duration.

Policyholder behavior - surrenders	Universal Life Variable Universal Life Variable Annuities Fixed and Indexed Annuities
Surrender assumptions vary by product and year, and are updated with experience studies.
Policyholders are generally assumed to behave rationally; hence rates are typically lower when surrender penalties are in effect or when policy benefits are more valuable.

Policyholder behavior – premium persistency	Universal Life Variable Universal Life
Future premiums and related fees are projected based on contractual terms, product illustrations at the time of sale, and expected policy lapses without value. Assumptions are updated based on actual experience studies and include anticipated future changes if the Company has a high degree of confidence that such changes will be implemented (e.g., change in cost of insurance charges).

Expenses	All products	Projected maintenance expenses to administer policies in force are based on annually updated studies of actual expenses incurred.
Reinsurance costs/recoveries	Universal Life Variable Universal Life Variable Annuities
Projected reinsurance costs are based on treaty terms currently in force. Recoveries are based on the Company’s assumed mortality and treaty terms. Treaty recaptures are based on contract provisions and management’s intentions.

To determine the reasonableness of the prior assumptions used and their impact on previously projected account values and the related EGPs, we evaluate, on a quarterly basis, our previously projected EGPs. Our process to assess the reasonableness of our EGPs involves the use of internally developed models together with actual experience, analysis of market and industry trends, and other external events. Actual gross profits that vary from management’s initial estimates in a given reporting period result in increases or decreases in the rate of amortization recorded in the period.

In addition to our quarterly reviews, we conduct a comprehensive assumption review on an annual basis, or as circumstances warrant. We generally only update the assumptions and adjust the DAC balance in the quarterly period in which this comprehensive review is performed, unless a material change that we feel is indicative of a long-term trend is observed in an interim period.

Upon completion of these reviews, we revise our assumptions to reflect our current best estimate, thereby changing our estimate of EGPs in the deferred policy acquisition cost and unearned revenue amortization models, as well as projections within the death benefit and other insurance benefit reserving models. The deferred policy acquisition cost asset, the unearned revenue reserves and death benefit and other insurance benefit reserves are then adjusted with an offsetting benefit or charge to income to reflect such changes in the period of the revision, a process known as “unlocking.” Finally, an analysis is performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining deferred policy acquisition costs balances. If the estimates of gross profits or margins cannot support the continued amortization or recovery of deferred policy acquisition costs the amortization of such costs is accelerated in the period in which the assumptions are changed, resulting in a charge to income.

Over the last several years, the Company has revised a number of assumptions, resulting in changes to expected future gross profits:

●
Separate account returns: Declines in equity markets have been reflected in the separate account return assumptions for variable annuities and variable universal life business to maintain reasonable reversion-to-mean rates of return. As part of our analysis of separate account returns, we performed two sensitivity tests. If at December 31, 2010 we had reprojected EGPs using a 100 basis point lower separate account return assumption (after fund fees and mortality and expense charges) and used our current best estimate assumptions for all other assumptions, the estimated increase to amortization and decrease to net income would have been approximately $5.1 million, before taxes. Conversely, a 100 basis point increase in the separate account return assumption would have decreased amortization and increased net income by approximately $4.6 million, before taxes.

●
Interest rates and default rates: The long-term decline in interest rates has resulted in reduced EGPs for certain products and may increase future amortization related to certain products. However, the impact of such a change would depend, among other things, on changes in long-term default rates, the relative change between short-term and long-term interest rates, the ability and management’s preparedness to change policy credited rates or insurance charges, and management’s view on how sustained a decrease in interest rates would be.

●
Policyholder behavior: Changes in surrender and premium persistency assumptions have been based on actual experience and have resulted in both increases and decreases to projected EGPs. Policyholder behavior assumptions have been difficult to predict because they are subject to a combination of individual and external environmental factors, and may also have been affected by downgrades of the Company’s financial strength ratings. The impact of such changes is not uniform across different types of policies or time periods, with increases in amortization for some policies or time periods offset by decreases in others. In addition, changes in policyholder charges or credited rates directly affect EGPs and may also affect policyholder behavior in the future.

●
Expenses: Reductions in the Company’s cost structure have lowered policy administration expense assumptions embedded in EGPs. The impact of future reductions in policy administration expense could further increase EGPs and benefit net income.

Debt and Equity Securities Held in General Account, page 41

2.
The General Account Residential Mortgage-Backed Securities table at the bottom of page 43 indicates that 12%, or approximately $239.4 million, of your RMBS are below investment grade. Yet the tables on page 42 and at the top of page 43 indicate that $75.9 million of RMBS are below investment grade. Please tell us what is causing this difference and provide us proposed disclosure to be included in future periodic reports, as necessary.

RESPONSE:  The table at the bottom of page 43 is based on ratings obtained from the Nationally Recognized Statistical Rating Organizations (“NRSRO”), such as S&P and Moody’s, which are determined independently of the Company’s holdings of a particular security. In contrast, the rating distribution reflected in the tables on page 42 and at the top of page 43 are based on the National Association of Insurance Commissioners (“NAIC”) equivalent ratings which may differ based on the price at which the Company acquired the security. While both tables display the market value of securities, the rating distributions may differ since the NAIC ratings depend in part on the amortized book value that the Company is carrying the security. We believe that the NAIC equivalent ratings are more indicative of the underlying credit quality of the security and in response to the Staff’s comment, we will modify the table at the bottom of page 43 to reflect the rating distribution on a basis consistent with the other similar tabular disclosures. We will also add clarifying language outlining how the ratings were determined. We will include the revised disclosure in our annual financial statements as follows (using December 31, 2010 data):

General Account Residential Mortgage-Backed Securities
($ in millions)
	As of December 31, 2010
	Carrying	Market	% General	NAIC Rating						% Closed
	Value	Value	Account	1	2	3	4	5	6	Block
				AAA/				CCC and	In or near
				AA/A	BBB	BB	B	Lower	default
Collateral
Agency	$1,031.6	$1,066.2	7.5%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	63.3%
Prime	527.1	505.9	3.5%	76.8%	18.8%	4.4%	0.0%	0.0%	0.0%	41.0%
Alt-A	290.2	254.3	1.8%	81.0%	10.4%	5.2%	3.1%	0.0%	0.3%	31.0%
Sub-prime	190.8	168.3	1.2%	77.2%	4.1%	6.9%	7.7%	3.8%	0.3%	12.5%
Total	$2,039.7	$1,994.7	14.0%	89.7%	6.4%	2.4%	1.1%	0.3%	0.1%	49.3%

Obligations Related to Pension and Postretirement Employee Benefit Plans, page 58

3.
Your benefit obligations exceed your plan assets by approximately $273 million and it is unclear how you intend to fund the obligation. Please provide us proposed disclosure to be included in future periodic reports that clarifies how you intend to fund this obligation.

RESPONSE:  In response to the Staff’s comment, we will modify the tabular disclosure summarizing the funded status of our qualified pension plan and non-qualified supplemental plans to more clearly highlight the funding status of each of the plans. We will also add clarifying language outlining the Company’s funding policy and how we intend to fund these obligations in the future. We will include the revised disclosure in our annual financial statements as follows (using December 31, 2010 data):

Expanded Disclosure:

Obligations Related to Pension and Postretirement Employee Benefit Plans

We have three defined benefit pension plans covering our employees. The employee pension plan, covering substantially all of our employees, provides benefits up to the amount allowed under the Internal Revenue Code. The two supplemental plans provide benefits in excess of the primary plan. Retirement benefits under the plans are a function of years of service and compensation. Effective March 31, 2010, all benefit accruals under our funded and unfunded defined benefit plans were frozen and no new participants will be accepted into the plans.

Employee Pension Plan

The employee pension plan is a qualified plan that is funded with assets held in a trust. It is the Company’s practice to make contributions to the qualified pension plan at least sufficient to avoid benefit restrictions under funding requirements of the Pension Protection Act of 2006. This generally requires the Company to maintain assets that are at least 80% of the plan’s liabilities as calculated under the applicable regulations at the end of the prior year. Under these regulations, the qualified pension plan is currently funded at 87% of the Funding Target Liabilities as of December 31, 2010.

The funded status of the qualified pension plan based on the projected benefit obligations for the years ended December 31, 2010 and 2009 are summarized in the following table:

Qualified Pension Plan Funded Status:	Employee Plan
($ in millions)	As of December 31,
	2010	2009

Plan assets, end of year	$436.0	$387.0
Projected benefit obligations, end of year	(575.8)	(548.3)
Plan assets less than projected benefit obligations, end of year	$(139.8)	$(161.3)

To meet the above funding objectives, we made contributions to the pension plan totaling $25.7 million during 2010. We made contributions totaling $3.6 million during 2009. Over the next 12 months, we expect to make contributions of approximately $16.4 million from the Company’s operating cash-flow, of which approximately $3.5 million will be made in the first quarter of 2011.

The changes in the projected benefit obligations of the employee pension plan at December 31, 2010 as compared to December 31, 2009 is principally the result of accrued service cost and interest cost.

Supplemental Plans

The Company also has two supplemental plans that provide benefits to certain executives in excess of the primary plan. These plans are unfunded and represent general obligations of the Company. We fund periodic benefit payments to retirees as they become due under these plans from cash-flow from operations. The projected benefit obligations for the years ended December 31, 2010 and 2009 were $133.3 million and $130 million, respectively.

The changes in the projected benefit obligations of the supplemental plans at December 31, 2010 as compared to December 31, 2009 are principally the result of accrued service cost and interest cost.

We also have a postretirement benefit plan, which is unfunded and had projected benefit obligations of $(58.8) million and $(61.6) million as of December 31, 2010 and 2009, respectively. We fund periodic benefit payments under this plan from cash-flow from operations as they become due.

We have entered into agreements with certain key executives of the Company that will, in certain circumstances, provide separation benefits upon the termination of the executive’s employment by the Company for reasons other than death, disability, cause or retirement, or by the executive for “good reason,” as defined in the agreements. The agreements provide this protection only if the termination occurs following (or is effectively connected with) the occurrence of a change of control, as defined in the agreements. As soon as reasonably possible upon a change in control, as so defined, we are required to make an irrevocable contribution to a trust in an amount sufficient to pay benefits due under these agreements.

See Note 17 to our consolidated financial statements under “Item 8: Financial Statements and Supplementary Data” in this Annual Report on Form 10-K for more information.

Notes to Consolidated Financial Statements

Footnote 2: Basis of Presentation and Significant Accounting Policies
Other-Than-Temporary Impairments on Available-for-Sale Securities, page F-10:

4.
You state that “we review all securities whose fair value is less than 80% of amortized cost (significant unrealized loss) with emphasis on below investment grade securities with a continuous significant unrealized loss in excess of six months. In addition, we review securities that experienced lesser declines in value on a more selective basis to determine whether any are other-than-temporarily impaired.” Please address the following:

●	Tell us how your accounting policy complies with ASC 320-10-35-30 and 33C regarding securities whose fair value is less than 100% to 80% of amortized costs.
●
Provide us proposed disclosure to be included in future periodic reports that clarifies what you mean by “with emphasis on below investment grade securities” and specifically state what you do for those securities that are not below investment grade whose fair value is less than 80%.

RESPONSE:  The Company applies the requirements of ASC 320-10-35-30 and 33C to all securities in an unrealized loss position, not just securities that have traded below 80% of amortized cost or are below investment grade. While additional scrutiny and testing is performed on securities whose severity and/or duration exceeds certain pre-determined thresholds, the Company applies the criteria in the accounting literature to the entire population of securities in an unrealized loss position.

Management considers a wide range of quantitative and qualitative factors with respect to impaired securities and uses its best judgment in evaluating the cause of the decline in the estimated fair value of a given security and in assessing the prospects for recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the future cash flows expected to be collected. For all securities, the Company’s credit analysts and portfolio managers monitor creditworthiness continuously and review potentially distressed securities with the Company’s Investment Policy Committee monthly. Securities at risk of having a credit-related impairment are captured on a watch-list. Each reporting period, all securities on the watch-list are reviewed for possible other-than-temporary impairment. In addition, for structured securities, management monitors remittance reports monthly and at each reporting period compares the present value of cash flows against its amortized cost basis. The impairment evaluation process includes, but is not limited to, assessment of: (1) the length of time and the extent to which the estimated fair value has been below cost or amortized cost; (2) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (3) the potential for impairments in an entire industry sector or sub-sector; (4) the potential for impairments in certain economically depressed geographic locations; (5) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (6) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below cost or amortized cost recovers; and (7) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

In response to the Staff’s comment, the Company will revise the disclosures regarding our accounting policy and procedures for evaluating securities for possible other-than-temporary impairments as required under ASC 320-10-35. Specifically, we will modify language in the current disclosures that may give the impression that the Company applies a “bright line” test for securities whose fair value is less than 80% of amortized costs and/or are below investment grade. Following is an example of the proposed enhanced disclosure:

Enhanced Disclosure:

Other-Than-Temporary Impairments on Available-for-Sale Securities

We recognize realized investment losses when declines in fair value of debt and equity securities are considered to be an other-than-temporary impairment (“OTTI”). For debt securities, the other-than-temporarily impaired amount is separated into the amount related to a credit loss and is reported as net realized investment losses included in earnings, and any amounts related to other factors are recognized in other comprehensive income. The credit loss component is calculated using our best estimate of the present value of cash flows expected to be collected from the debt security, by discounting the expected cash flows at the effective interest rate implicit in the security at the time of acquisition. Subsequent to recognition of an impairment loss, the difference between the new cost basis and the cash flows expected to be collected is accreted as interest income once the Company has determined that the interest income is likely to be collected.

In evaluating whether a decline in value is other than temporary, we consider several factors including, but not limited to the following:

●	the extent and the duration of the decline;
●	the reasons for the decline in value (credit event, interest related or market fluctuations);
●	our intent to sell the security, or whether it is more likely than not that we will be required to sell it before recovery; and
●	the financial condition and near term prospects of the issuer.

A debt security impairment is deemed other than temporary if:

●	we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery; or
●	it is probable we will be unable to collect cash flows sufficient to recover the amortized cost basis of the security.

Impairments due to deterioration in credit that result in a conclusion that the present value of cash flows expected to be collected will not be sufficient to recover the amortized cost basis of the security are considered other than temporary. Other declines in fair value (for example, due to interest rate changes, sector credit rating changes or company-specific rating changes) that result in a conclusion that the present value of cash flows expected to be collected will not be sufficient to recover the amortized cost basis of the security may also result in a conclusion that an other-than-temporary impairment has occurred. In situations where the Company has asserted its ability and intent to hold a security to a forecasted recovery, but where now it is more likely than not that we will be required to sell the security before recovery, an impairment is considered other than temporary, even if the present value of cash flows expected to be collected will be sufficient to recover the amortized cost basis of the security.

On a quarterly basis, we review all securities for potential recognition of an OTTI. We maintain a watch list of securities in default, near default or otherwise considered by our investment professionals as being distressed, potentially distressed or requiring a heightened level of scrutiny. We also identify all securities whose carrying value has been below amortized cost on a continuous basis for zero to six months, six months to 12 months and greater than 12 months.

We employ a comprehensive process to determine whether or not a security is in an unrealized loss position and is other-than-temporarily impaired. This assessment is done on a security-by-security basis and involves significant management judgment, especially given recent severe market dislocations. The assessment of whether impairments have occurred is based on management’s evaluation of the underlying reasons for the decline in estimated fair value. The Company’s review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of severity and/or age of the gross unrealized loss, as summarized on page 48 “Duration of Gross Unrealized Losses on General Account Securities”. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company’s evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover.

Specifically for structured securities, to determine whether a collateralized security is impaired, we obtain underlying data from the security’s trustee and analyze it for performance trends. A security-specific stress analysis is performed using the most recent trustee information. This analysis forms the basis for our determination of whether the security will pay in accordance with the contractual cash flows.

The closed block policyholder dividend obligation, applicable deferred policy acquisition costs and applicable income taxes, which offset realized investment gains and losses and OTTIs, are each reported separately as components of net income.

11. Separate Accounts, Death Benefits and Other Insurance Benefit Features Variable Annuities, page F-30

5.
With respect to your variable annuity contracts, it appears that you are accounting for certain future policy benefit guarantees as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings. These include at a minimum the following guarantees: GMWB, GMAB, GPAF and COMBO. Please provide us a detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

RESPONSE:  As indicated in our disclosure on page F-30 of the Form 10-K, the Company offers variable annuity contracts that contain features that provide future policy benefit guarantees, or “living benefits”,  that are accounted for as embedded derivatives which are bifurcated and recorded at fair value with changes in fair value each period recognized in earnings. In addition, certain of the Company’s variable annuity products contain future policy benefit guarantees that are not accounted for as embedded derivatives and are not referenced in the Company’s response to the Staff’s comments.

As required under ASC 815 and related accounting guidance outlined in a series of interpretive issue papers authored by the Derivatives Implementation Group, the Company evaluated its variable annuity contracts containing future policy benefit guarantees to determine whether these “living benefits” constituted an embedded derivative. Details on each contract type are provided in Appendix A. The bases for the Company’s conclusions for each product are outlined below:

(1)
Guaranteed Minimum Accumulation Benefits (“GMAB”)

In concluding that the GMAB feature qualifies as an embedded derivative, the Company primarily relies on guidance in ASC 944-815-25-5, which states that

“Nontraditional features, such as a guaranteed investment return through a minimum accumulation benefit or a guaranteed account value floor would be considered embedded derivatives subject to the requirements of Subtopic 815-15.”

Specifically, the GMAB benefit meets the criteria for an embedded derivative under ASC 815-15-25-1, because:

●
The economic characteristics of the embedded derivative are not clearly and closely related to the host contract as a guarantee is not clearly and closely related to an equity-like variable annuity host,

●
The hybrid (host and embedded derivative) is not re-measured at fair value. The variable annuity contract is accounted for at account balance and as an insurance contract under ASC 944-40-25 (formerly SOP 03-1), not at fair value.

A separate instrument with the terms of these contracts would be a put option:

1.	ASC 815-10-15-83 (a) – it has an underlying; the guaranteed account balance less the policyholder’s account value.
2.	ASC 815-10-15-83 (b) – it has little or no initial net investment; only the premium charged for the GMAB rider, which effectively is an option premium
3.	ASC 815-10-15-83 (c) – its terms include net settlement; the policyholder may elect payment in cash or in the form of a payout annuity contract.

To meet the definition of a free standing derivative, we also considered the accounting in ASC 815-10-15-52 and 15-53 which sets forth the guidance as to whether an insurance contract is exempted from derivative accounting (ASC 815). An insurance contract is not subject to the requirements of ASC 815

 “… if it entitles the holder to be compensated only if, as a result of an identifiable insurable event (other than a change in price), the holder incurs a liability or there is an adverse change in the value of a specific asset or liability for which the holder is at risk.”

To receive the benefit of the guarantee, the policyholder must live until a certain point in the future (e.g, 20th anniversary). Despite that mortality risk, ASC 944-815-25-5 concludes these features are embedded derivatives.

Based on these provisions, the GMAB riders contained in certain variable annuity contracts offered by the Company would be accounted for as embedded derivatives and bifurcated and recorded at fair value with changes in fair value each period recognized in earnings.

(2)
Guaranteed Minimum Withdrawal Benefits (“GMWB”)

The Company’s GMWB riders can be divided into two groups: a) those that provide a guaranteed withdrawal rate for a fixed period, and b) those that provide a guaranteed withdrawal rate for life. In each case, the Company guarantees payments once the customer’s account balance is depleted.

The Company accounts for these riders as a non-traditional feature based on the same reasoning as the GMAB riders. The primary difference between the GMWB and the GMAB is that the policyholder receives the benefits in a series of payments over time. The Company nevertheless considers these contracts “net settled” and thus meeting the requirements of a derivative. This is based on the guidance in ASC 815-10-15-104, which states that:

“Upon settlement of a contract, in lieu of immediate net cash settlement of the gain or loss under the contract, the holder may receive a financial instrument involving terms that would provide for the gain or loss under the contract to be received or paid over a specified time period.”

Based on these provisions, the GMWB riders contained in certain variable annuity contracts offered by the Company would be accounted for as an embedded derivative and bifurcated and recorded at fair value with changes in fair value each period recognized in earnings.

We again considered the accounting set forth in ASC 815-10-15-52 and 15-53. The life contingency in the GMWB with a guaranteed withdrawal for a fixed period is similar to that of the GMAB discussed above (i.e., the policyholder has to live until a certain point to receive the benefit). The GMWB with guaranteed payments for life includes an additional life contingency during the withdrawal phase. However, these contracts also include a death benefit during the accumulation phase, since these products contain both death benefit and survival benefit features in the accumulation phase. In our assessment, it would be inappropriate to define, in the accumulation phase, both death and survival as the “insurable event.”  We believe the insurable event is defined as death within the accumulation phase, consistent with guaranteed minimum death benefit (“GMDB”) guidance. Accordingly, the survival benefit does not meet the scope exception and is most appropriately classified as an embedded derivative in the accumulation phase while the GMDB is in effect. We believe that for accounting purposes, there are two contracts, an accumulation variable annuity with a GMWB rider and a payout contract at the time the fund value reaches zero. The GMWB benefit exists from the time of issuance of the variable annuity with the GMWB rider until the issuance of the supplementary contract. At the beginning of the payout contract (when a supplementary life annuity contract is issued), a new immediate annuity contract is executed for accounting purposes, and the fair value of the contact is the consideration for the new immediate annuity contract that is issued (i.e., the GMWB fair value equals the single premium on the supplementary life annuity contract). The supplementary life annuity contract is then accounted for as an insurance contract (immediate annuity).

(3)
“COMBO” Rider

The Company’s Flexible Benefit Combination Riders, also referred to as “COMBO” riders, combine a GMAB and GMWB into a single product. The Company accounts for these riders as non-traditional features based on the same reasoning as individual GMAB and GMWB riders. While more complex, these embedded derivatives meet the net settlement requirements as described above with the customer able to select among settlement options.

(4)
Guaranteed Payout Annuity Floor Benefit (“GPAF”)

The guaranteed payout annuity floor benefit guarantees that the variable annuity payment will not fall below the dollar amount of the initial payment.

This type of rider is addressed in ASC 815-15-55-61:

“The accounting treatment for a contractual provision for guaranteed minimum periodic payments is dependent upon the payout option in the variable-payout annuity contract. For the period-certain variable-payout annuity, the guaranteed minimum periodic payments are, during the payout phase, an embedded derivative that is required to be separated under paragraph 815-15-25-1…However, a solely life-contingent variable-payout annuity contract with such features that meets the definition of an insurance contract under paragraph 944-20-15-18 through 15-19 would not be subject to the requirements of Subtopic 815-10 provided there are no withdrawal features…For a period-certain-plus-life-contingent variable-payout annuity contract, the embedded derivative related only to the period-certain guaranteed minimum periodic payments would be required to be separated under paragraph 815-15-25-1, whereas the embedded derivative related to the life-contingent guaranteed minimum periodic payments would not be separated under that paragraph….Separate accounting for the embedded derivative related only to the period-certain guaranteed minimum periodic payments would be required even if the period-certain-plus-life-contingent annuity, in its entirety, meets the definition of an insurance contract under paragraph 944-20-15-18 through 15-19 and has no withdrawal features.”

As of December 31, 2010, the account value associated with the GPAF rider was $20.0 million with approximately $1.9 million net amount at risk. While there may be a de minimis amount of life contingent liabilities associated with the GPAF riders, we have determined that it would not be material to the Company’s financial statements

Discussion of Implementation Guidance in ASC 815-15-55 paragraphs 57-61

In response to the Staff’s request to address specifically the implementation guidance in 815-15-55 the Company offers the following observations:

ASC 815-15-55 paragraphs 58 through 60 address payments upon annuitization of a variable annuity contract, stating that various forms of guarantees provided during the accumulation phase (minimum interest rates, minimum account value, minimum periodic payments) do not qualify as embedded derivatives because they do not meet the “net settlement” requirements. The Company believes that these examples differ from contracts with GMWB riders. In the examples upon annuitization, the policyholder exchanges the accumulated fund value in the annuity for another type of annuity contract. By contrast, payments under the Company’s GMWB rider represent the withdrawal of contractholder funds until the contractholder account value reaches zero, at which point the benefit commences and the contract is “net settled” as described above. The policyholder is able to withdraw funds from in his or her account at any time (reducing the rider benefit proportionately), and at the time the fund balance reaches zero continue to receive benefit payments.

The applicability of paragraph 815-15-55-61 is discussed above in the context of the GPAF benefit.

Additionally, it is also important to note that accounting for features, as insurance contracts would create an accounting imbalance as we hedge certain risks associated with those features. Therefore the current accounting at fair value is consistent with the related accounting for the derivatives used to hedge, presenting the contract and the hedging in a comparable and understandable manner.

In the attached Exhibit A, for each variation of the riders discussed above, the Company has provided additional detail as follows:

●	Description of the benefit features;
●	Account value and net amount at risk;
●	Factors that we considered in determining whether the benefit feature was an embedded derivative; and,
●	Whether or not the benefit features represent a life contingent benefit.

We believe this information is responsive to your questions, but please let us know if we can provide additional information to add clarity to our response.

* * * *

The Company acknowledges, in connection with the filing of the Form 10-K (the “Filing”) and our responses to the Comment Letter:

1.	That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	That the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please do not hesitate to call me at 860-403-5897 or Michael Hanrahan at (860) 403-5917 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

THE PHOENIX COMPANIES, INC.

By:	/s/ Peter A. Hofmann
Name: Peter A. Hofmann
Senior Executive Vice President and Chief Financial Officer

EXHIBIT A

The Phoenix Companies, Inc.
Variable Annuities
Summary of Future Benefit Guarantees

Contract/Rider	Description of benefit features	Clearly & Closely Related? (Y/N)	Re-measured At MV?	Analogous Freestanding Derivative
GMAB Account Value = $440.3 million; Net Amount at Risk = $10.0 million
GMAB - With or without persistency bonus
Provides a guaranteed minimum return if funds remain invested according to a designated asset allocation model for a ten-year term.  The Guaranteed Amount is equal to the Guaranteed Amount Base multiplied by the Guaranteed Amount Factor.  The Guaranteed Amount Base is the initial deposit plus any other deposits made in the first year of the contract adjusted pro-rata for any withdrawals.  The Guaranteed Amount Factor is 1.05 for contracts issued up to August 18, 2008 and 1.0 thereafter.

If after ten years the Contract Value is less than the Guaranteed Amount, the difference is added to the Contract Value.  In addition, for contracts issued up to August 18, 2008, if the Contract Value is greater than or equal to the Guaranteed Amount, 5% of the Guaranteed Amount Base is added to the Contract Value.

		No. Floor guarantee on equity-like host.	No	Put Option
GMWB Account Value = $615.7 million; Net Amount at Risk = $58.1 million
GMWB- Fixed Benefit Amount
Guarantees a minimum amount (“Withdrawal Limit”) available for withdrawal every year once benefits are eligible. This version is a fixed benefit amount version

On this version, there are two options: 5% and 7% Withdrawal Limits.  The rider guarantees that the Withdrawal Limit will be available annually for withdrawal until the Benefit Amount depletes.  The Benefit Amount is initially equal to 105% of the premium. The Withdrawal Limit is initially equal to 5% or 7% of the Benefit Amount. Both Benefit Amount and Withdrawal Limit may be increased by additional premiums or optional reset, or decreased by withdrawals.

		No. Pre-determined fixed withdrawal amount on equity-like host.	No	Put Option
GMWB- Fixed Benefit Amount plus Life
Guarantees a minimum amount (“Withdrawal Limit”) available for withdrawal every year once benefits are eligible.

On this version, there are two options: 5% single life and 5% spousal life. For lifetime options, the rider guarantees that the Withdrawal Limit will be available annually for withdrawal until the Benefit Amount depletes, or the owner (or owner and spouse, for spousal option) dies, whichever comes later. The Benefit Amount is initially equal to 105% of the premium. The Withdrawal Limit is initially equal to 5% of the Benefit Amount. Both Benefit Amount and Withdrawal Limit may be increased by additional premiums or optional reset, or decreased by withdrawals.

		No. Pre-determined fixed withdrawal amount on equity-like host.	No	Put Option

1

Contract/Rider	Description of benefit features	Clearly & Closely Related? (Y/N)	Re-measured At MV?	Analogous Freestanding Derivative
GMWB- Life Benefit with Roll-up, Version 1
Guarantees a minimum amount (“Withdrawal Limit”) available for withdrawal every year once benefits are eligible.

On this version, there are two options: 5% single life and 5% spousal life. Both options guarantee that the Annual Benefit Amount is available for withdrawal for as long as the Covered Person(s) lives. The Annual Benefit Amount is 5% of the Benefit Base. The Benefit Base is initially 100% of the premium. On every anniversary, the Benefit Base may be reset to the Contract Value, if greater. The Benefit Base will also roll up 5% on each anniversary until the first withdrawal, or the end of 10 years, whichever comes first.

		No. Pre-determined fixed withdrawal amount on equity-like host.	No	Put Option
GMWB- Life Benefit with Roll-up, Version 2
Guarantees a minimum amount (“Withdrawal Limit”) available for withdrawal every year once benefits are eligible.

This version also offers both single life option and spousal life option. It also retains the roll-up feature and the step-up feature. The Annual Benefit Amount is now determined by the attained age at the time of the first withdrawal. For single life policies issued up to March 8, 2009, it is 5% for age 60-74, 6% for age 75-84, and 7% for 85+. The Annual Benefit Amount drops 1% for each age group for policies issued after that. For spousal life, the same percentages apply to age groups five years older than single life. The roll-up percentage varies by issue state. For New York issued contracts, the roll-up percentage is 4% to 6.5% depending on age; for non-NY contracts, the percentage is 6.5%. The 10-year roll-up period restarts every time the step-up occurs.

		No. Pre-determined fixed withdrawal amount on equity-like host.	No	Put Option
FBCR Account Value = $11.2 million; Net Amount at Risk = $18K
Flexible Benefit Combination Rider (FBCR) with Non-lifetime option
The FBCR offers both GMWB and GMAB within one rider. The GMWB component in FCBR offers a non-lifetime option when the contract value is depleted. The GMAB component in FCBR is similar to the standalone GMAB without persistency bonus, except that it now offers an elective step-up feature and a new waiting period starts over when the step-up is elected.
		No. Floor guarantee combined with pre-determined fixed withdrawal amount on equity-like host.	No	Put Option (Combination of GMAB/GMWB)

2

Contract/Rider	Description of benefit features	Clearly & Closely Related? (Y/N)	Re-measured At MV?	Analogous Freestanding Derivative
Flexible Benefit Combination Rider (FBCR) with Non-lifetime option and GMDB
The FBCR offers both GMWB and GMAB within one rider, and also offers an enhanced GMDB feature. The GMWB component in FBCR offers a non-lifetime option when the contract value is depleted. The GMAB component in FBCR is similar to the standalone GMAB without persistency bonus, except that it now offers an elective step-up feature and a new waiting period starts over when the step-up is elected. The GMDB feature provides a potentially higher death benefit than the base contract GMDB.

		No. Floor guarantee combined with pre-determined fixed withdrawal amount on equity-like host.	No	Put Option (Combination of GMAB/GMWB)
Flexible Benefit Combination Rider (FBCR) with Lifetime option
The FCBR offers both GMWB and GMAB within one rider. The GMWB component in FCBR offers a lifetime option when the contract value is depleted. The GMAB component in FCBR is similar to the standalone GMAB without persistency bonus, except that it now offers an elective step-up feature and a new waiting period starts over when the step-up is elected.
		No. Floor guarantee combined with pre-determined fixed withdrawal amount on equity-like host.	No	Put Option (Combination of GMAB/GMWB)
Flexible Benefit Combination Rider (FBCR) with Lifetime Option and GMDB
The FCBR offers both GMWB and GMAB within one rider, and also offers an enhanced GMDB feature. The GMWB component in FCBR offers a lifetime option when the contract value is depleted. The GMAB component in FCBR is similar to the standalone GMAB without persistency bonus, except that it now offers an elective step-up feature and a new waiting period starts over when the step-up is elected. The GMDB feature provides a potentially higher death benefit than the base contract GMDB.

		No. Floor guarantee combined with pre-determined fixed withdrawal amount on equity-like host.	No	Put Option (Combination of GMAB/GMWB)
GPAF Account Value = $20.0 million; Net Amount at Risk = $1.9 million
Guaranteed Payout Annuity Floor (GPAF)
The GPAF guarantees that each annuity payment will never be less than the guaranteed minimum annuity payment amount. The guaranteed minimum annuity payment amount is determined on the contract date and is the premium multiplied by the variable annuity option rate. The fee for this rider is 100 basis points of the account value per annum. This option is available on payout contracts that are period certain only, period certain and continuous for life thereafter, and life only.

		No. Floor guarantee on equity-like host.	No	Series of Put Options

3